PRESS RELEASE
                          EXHIBIT 99(a)

FOR IMMEDIATE RELEASE
FRIDAY
OCTOBER 6, 1995
CONTACT PERSON:               STACY DUCKETT, VICE PRESIDENT
                              CORPORATE COMMUNICATIONS
                              TCBY ENTERPRISES, INC.
                              501-688-8229


             TCBY INTERNATIONAL LICENSES DEVELOPMENT
                      IN THE CAYMAN ISLANDS

LITTLE ROCK,  AR -  FRIDAY  (OCTOBER 6,  1995)  - TCBY  ENTERPRISES,  INC.,
(NYSE:TBY) today announced that TCBY International has awarded local development rights for "TCBY"(Registered) stores and products for the Cayman Islands to Ambrosia Ltd.

The licensing agreement calls for the opening of two "TCBY"(Registered) frozen yogurt stores in the Cayman Islands during the next two years. The franchisee intends to open both "TCBY"(Registered) locations on Grand Cayman. In addition, Ambrosia Ltd. will operate kiosks in hotels and import "TCBY"(Registered) hardpack frozen yogurt for grocery distribution throughout the Cayman Islands.

The Cayman Islands consist of three islands in the Western Caribbean and have a population of about 25,000. Although a United Kingdom Commonwealth, the Cayman Islands have strong ties to the United States through trade and tourism.

"The Cayman Islands are a very popular tourist spot in the Caribbean," said Hartsell Wingfield, President of TCBY International. "We are excited about introducing "TCBY"(Registered) products in this market with our new partners," he said.

In the Caribbean, the Company has licensed the development of "TCBY" branded products in Aruba, The Bahamas, The Dominican Republic, Jamaica, and The Netherland Antilles.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and custom foodservice vehicles, and markets foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.





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